Exhibit 99.1

ICON plc to Present at Baird's 2019 Global Healthcare Conference

DUBLIN--(BUSINESS WIRE)--September 3, 2019--ICON plc, (NASDAQ: ICLR) a global provider of drug and device development and commercialisation services to the pharmaceutical, biotechnology and medical device industries, today announced that Dr. Steve Cutler, CEO and Mr. Brendan Brennan, CFO of ICON plc, will present at Baird’s 2019 Global Healthcare Conference on Thursday, September 5, 2019. The presentation will be webcast live from 1.25pm EDT.

A live webcast will be available via the Investor section of our website under “Events”.

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 14,400 employees in 98 locations in 40 countries as at June 30, 2019. Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-G

Contacts

Investor Relations
+1888 381 7923
or
Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+353 1 291 2000